Sphere



Image by Yuri Efremov

My friend's home just burned down. As I sit down to write an update for our community about how Sphere is doing, all I can think about is the fires that are raging not far from here in LA. About what I can do to help. And the irony is: we have so many exciting updates! Our asset growth took off as the year came to a close. We went live on Fidelity, the biggest 401(k) platform in the country, last week. Our community round has taken off. And yet, none of it feels like enough.

I left my first company, Ayar Labs, after five straight summers of wildfires in the Bay Area, feeling that I needed to do more, and faster, to turn around climate change. I started Sphere because I realized moving money may be the most effective way to speed up change. And yet, right now none of it seems like enough.

What do we do when things feel hopeless?

For answers, I'm turning to our community.

When Trump, a president with unprecedentedly harmful policies for climate, got reelected, Sphere saw an uptick in new customers. Why was that?
Our new customers realize they can't control national policy. But they can control their own money. And they're taking action where they do have control.

I had the good fortune of having an Olympic gold medalist speak at my school when I was a kid, and her message stuck with me: the key to success is always asking yourself:

What is the most important thing I can be doing at this moment in time?

For her, in the days leading up to the Olympics, it was training hard. In the evenings, it was eating well and getting good sleep. On the flight to the event, it was clearing her mind and being present in the moment. No matter the moment, she asked herself that question. And it led her to gold.

At this moment in time, for those of us who aren't firefighters or advisors to politicians, what is the most important thing we can do?

It turns out, when it comes to climate change, the most impactful thing you can do is move your money.

If you are fortunate enough to have long-term savings, the single most impactful thing you can do is move those savings into climate-friendly funds. If you haven't started saving yet, but you have a bank account, the most impactful thing you can do is move to a climate-friendly bank.


Get an electric car
Install solar
Go vegan
Never fly again
Only buy recyclable
Compost your waste
Take cold showers
Buy organic
Buy local
Upcycle waste
Get oil + gas out of your 401(k)
Saves 16 tons
of carbon emissions per year
Saves 22 tons
of carbon emissions per year

It may seem far-fetched at first. How does money impact climate change?

NPR did an amazing deep-dive on the direct ways retirement savings fund new oil, gas, and coal projects on their show Reveal in September. It turns out Vanguard and Blackrock funds are major shareholders of new dirty energy projects. So if we're investing in their funds, we're helping to make that possible.

The beauty of this problem, though, is that no one is forcing us to invest this way. It's just become the standard for everyone to invest in everything, to diversify and reduce risk. That means no president can stop us from changing how we invest.

This is one change we can make entirely on our own. And it turns out:

There are no tradeoffs when it comes to moving to climate-friendly investing.

You don't have to accept higher risks if you stop investing in oil, gas, and coal. In fact, that industry has had the highest volatility - i.e. risk in the financial sense of the word - of any sector of the economy over the past 15 years. They've also had the worst returns of any sector over that same time period. So excluding them can actually protect us from high risks and bad returns.



Oil & gas have had bad returns.
Believe it or not, fossil fuels have had the worst returns of any sector of the economy over the past 10 years.
Fossil fuels
Other sectors
$50k
$40k
$30k
$20k
$10k
If you'd invested $10k in 2014...
...today you'd have $10,004.
2014
2016
2018
2020
2022
2024
Data from Jan 31, 2014 to Jan 31, 2024 for the ETFs with the following tickers: IYC, IYW, IYH, IYK, IDU, IYM, IYF, IYJ, and IYE.

We are entering a new era. One in which those of us who care about the fires ravaging LA and the oil, gas, and coal that we have to phase out if we want to prevent more of these tragedies in the future, can't rely on our political leaders to save us. Honestly, I'm not sure we ever could. But now it's glaringly clear we can't. So:

Let's focus on what we can do here and now.

If you have investments: move them. Join the growing group of action-takers who have already moved their money into our climate-friendly options at Sphere, fueling our doubling of assets under management last quarter.

If you've already moved your Individual Retirement Account, get your employer to start offering this option in your 401(k), like the over 150 companies who have already added us to their plans.

If you've already done that, talk to your friends and family about doing the same.

And if you're interested in joining the movement as an owner of Sphere, you can join the growing number of our community members who are now owners here.* You have a few more weeks to join before we close this community round.

When we take action together, we have immense power to create change. Especially when we talk with our money.

Invest



PLANET PEOPLE

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.